VENTURE LENDING & LEASING IV, INC.
104 La Mesa Drive, Suite 102
Portola Valley, California 94028
(650) 234-4300

October 5, 2011

Via Edgar

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Venture Lending & Leasing IV, Inc.
Commission File Number 814-00640
Preliminary Proxy Statement
Ladies and Gentlemen:

On behalf of Venture Lending & Leasing IV, Inc., a Maryland corporation (the “Company”), and pursuant to Commission Rule 14a-6, we are transmitting herewith the Company's preliminary Proxy Statement, the definitive form of which will be used in connection with the Company's special shareholder meeting, scheduled for October 28, 2011. There is included with the Proxy Statement the form of proxy to be employed in soliciting the shareholder of the Company.

The Company is a non-diversified, closed-end management investment company electing status as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). It was organized in 2003, raised $245.0 million in capital from its shareholder and, through this date, has distributed over $304.9 million to its shareholder. It is currently winding down its business.
Management is submitting to the shareholder of the Company a proposal to withdraw the Company's status as a BDC under the 1940 Act for its consideration and approval at the special meeting.
The Company plans to mail its definitive Proxy Statement to its shareholder on or about Friday, October 18, 2011.
Any questions the Staff may have concerning the preliminary Proxy Statement should be directed to the undersigned by phone to 650.234.4308, by fax to 650.234.4343, or by email to martine@westerntech.com.
Thank you for your cooperation.

Very truly yours,

/s/ Martin D. Eng

Martin D. Eng
Vice President, Chief Financial Officer and Secretary
Enclosures
cc: Joseph S. Radovsky, Esq.